SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               -------------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
             AND AMENDMENTS THERETO FILE PURSUANT TO RULE 13D-2(A)

                              (Amendment No. 2)(1)

         MotivePower Industries, Inc. ("formerly MK Rail Corporation")
         -------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.01 par value
              ----------------------------------------------------
                         (Title of Class of Securities)

                                  61980K101
              ----------------------------------------------------
                                 (CUSIP Number)

                   Mr. Satish G. Pattegar, Senior Vice President
                     & National Risk Manager, Wealth Management Operations
                   NationsBank, NA
                   TX1-099-12-02, Asset Management Group
                   1401 Elm Place, 12th Fl.
                   Dallas, TX 75201-0241
                   214/508-8950
                   ----------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 18, 1998
              ----------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).

                         (Continued on following pages)

CUSIP No. 61980K101                Schedule 13D
-------------------------------------------------------------------------------
1     Names of Reporting Persons  BankAmerica Corporatioin
      I.R.S. Identification Nos. of Above Person (Entities only)
-------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                    a. [_]
                                    b. [_]
-------------------------------------------------------------------------------
3     SEC Use Only
-------------------------------------------------------------------------------
4     Source of Funds*
-------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
-------------------------------------------------------------------------------
6     Citizenship or Place of Organization  Delaware
-------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
                        -0-
  Shares                -------------------------------------------------------

Beneficially      8     Shared Voting Power

  Owned By              -0-
                        -------------------------------------------------------
    Each
                  9     Sole Dispositive Power
  Reporting             -0-
                        -------------------------------------------------------
   Person
                 10     Shared Dispositive Power
    With                -0-
                        -------------------------------------------------------

11    Aggregate Amount Beneficially Owned by Each Reporting Person
      -0-
-------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* [_]

-------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)
      0%
-------------------------------------------------------------------------------
14    Type of Reporting Person*
      HC
-------------------------------------------------------------------------------

                    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 61980K101                 Schedule 13D
-------------------------------------------------------------------------------
1     Names of Reporting Persons
      I.R.S. Identification Nos. of Above Person (Entities only)
      Bank of America National Trust and Savings Association
-------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                    a. [_]
                                    b. [_]
-------------------------------------------------------------------------------
3     SEC Use Only
-------------------------------------------------------------------------------
4     Source of Funds*

-------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
-------------------------------------------------------------------------------
6     Citizenship or Place of Organization
      United States
-------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
                        -0-
  Shares                -------------------------------------------------------

Beneficially      8     Shared Voting Power

  Owned By              -0-
                        -------------------------------------------------------
    Each
                  9     Sole Dispositive Power
  Reporting             -0-
                        -------------------------------------------------------
   Person
                 10     Shared Dispositive Power
    With                -0-
                        -------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person
      -0-
-------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* [_]
-------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)
      0%
-------------------------------------------------------------------------------
14    Type of Reporting Person*
      BK
-------------------------------------------------------------------------------

                    SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

Item 1. Security and Issuer.
            No change.

Item 2. Identity and Background.

            The executive officers and directors of the filing parties have changed as has the address of BankAmerica Corporation. The new information is listed on Exhibit B hereto. On September 25, 1998, NationsBank Corporation, a North Carolina corporation ("NationsBank"), reincorporated in Delaware by forming a new, wholly owned Delaware subsidiary and merging into it, with the surviving Delaware corporation renamed "NationsBank Corporation."

            On September 30, 1998, BankAmerica Corporation, a Delaware corporation which previously filed a Schedule 13D to report ownership of the securities reported in this filing ("Old BankAmerica"), merged with and into NationsBank Corporation, which was the surviving corporation in the Merger and then changed its name to "BankAmerica Corporation" ("BankAmerica"). As a result of the mergers, BankAmerica succeeded to the assets and liabilities of both NationsBank and Old BankAmerica. Additional information regarding these mergers is set forth in NationsBank's Current Report on Form 8-K filed April 17, 1998, as amended.

            BankAmerica is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, with its principal executive offices located in Charlotte, North Carolina.

            Bank of America National Trust and Savings Association (the "Bank") is a wholly-owned subsidiary of BankAmerica. The Bank is a national banking association organized under the laws of the United States and is headquartered in San Francisco, California. The Bank and NationsBank, NA constitute BankAmerica's two principal subsidiaries. It is anticipated that the Bank and NationsBank, NA will merge in 1999.

Item 3. Source and Amount of Funds or Other Consideration.
            No change.

Item 4. Purpose of Transaction.
            No change.

Item 5. Interest in Securities of the Issuer.
            The reporting persons ceased to beneficially own more than 5% of the class of securities reported on on March 18, 1998.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
            No change.

Item 7. Material to be Filed as Exhibits.
            No change, except as stated in response to Item 2.

                                   Signatures

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this instrument is true, complete and correct.

Dated: December 16, 1998

       BANKAMERICA CORPORATION*

       BANK OF AMERICA NATIONAL TRUST AND SAVINGS ASSOCIATION*



*By: /s/ VENRICE R. PALMER
     ---------------------
     Venrice R. Palmer
     Senior Counsel of
     Bank of America National Trust and Savings Association and Authorized Attorney-in-Fact (signing resolutions, delegations of authority and powers of attorney are incorporated by reference to Schedule 13G Amendment #2 relating to Anaren Microwave, Inc. and to Schedule 13G Amendment #3 relating to Lexford, Inc.)

                                   EXHIBIT A
                                   ---------

                             JOINT FILING AGREEMENT
                             ----------------------


     The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(f)(1). Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated:  December 16, 1998


     BANKAMERICA CORPORATION*

     BANK OF AMERICA NATIONAL TRUST AND SAVINGS ASSOCIATION*



*By: /s/ VENRICE R. PALMER
     ---------------------
     Venrice R. Palmer
     Senior Counsel of
     Bank of America National Trust and Savings Association and Authorized Attorney-in-Fact (signing resolutions, delegations of authority and powers of attorney are incorporated by reference to Schedule 13G Amendment #2 relating to Anaren Microwave, Inc. and to Schedule 13G Amendment #3 relating to Lexford, Inc.)

                                   EXHIBIT B
                                   ---------

          The following table sets forth the names, addresses and principal occupations of the directors and executive officers of BankAmerica Corporation and Bank of America National Trust and Savings Association. Each such person is a citizen of the United States.

                                    BANKAMERICA CORPORATION
                                    NationsBank Corporate Center
                                    100 N. Tryon
                                    Charlotte, NC  28255

                                    DIRECTORS
                                    ---------

-----------------------------------------------------------------------------------------
PRINCIPAL
    NAME                             ADDRESS                     OCCUPATION
-----------------------------------------------------------------------------------------
Charles W. Coker        Post Office Box 160                      Chairman, Sonoco Products
                        Hartsville, SC 29551-0160                Company
-----------------------------------------------------------------------------------------
Timm Crull              c/o Hallmark Cards, Inc.                 Retired Chairman, Nestle
                        1024 E. Balboa Blvd.                     USA, Inc.
                        Newport Beach, CA  92661
-----------------------------------------------------------------------------------------
Alan T. Dickson         2000 Two First Union Center              Chairman of the Board,
                        Charlotte, NC  28282                     Ruddick Corporation
-----------------------------------------------------------------------------------------
Kathleen Feldstein      147 Clifton Street                       President, Economic
                        Belmont, MA  02178                       Studies, Inc.
-----------------------------------------------------------------------------------------
Paul Fulton             First Stratford Building                 Chairman and CEO,
                        101 S. Stratford Road                    Bassett Furniture
                        Winston-Salem, NC  27104                 Industries, Inc.

-----------------------------------------------------------------------------------------
Donald E. Guinn         Pacific Telesis Center                   Chairman Emeritus, Pacific
                        130 Kearney Street, Room 3704            Telesis Group
                        San Francisco, CA 94108
-----------------------------------------------------------------------------------------------
C. Ray Holman           Post Office Box 5840                     Chairman and Chief
                        St. Louis, MO  63134                     Executive Officer,
                                                                 Mallinckrodt Inc.
-----------------------------------------------------------------------------------------------
W.W. Johnson            P.O. Box 448                             Chairman, Executive
                        SC3-240-18-17                            Committee, BankAmerica
                        Columbia, SC  29202                      Corporation
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
Walter Massey           Office of the President                  President, Morehouse
                        830 Westview Drive                       College
                        Atlanta, GA  30314

-----------------------------------------------------------------------------------------------
Hugh L. McColl, Jr.     BankAmerica Corporation                  Chairman and Chief
                        NationsBank Corporate Center             Executive Officer,
                        100 N. Tryon                             BankAmerica Corporation
                        Charlotte, NC 28255
-----------------------------------------------------------------------------------------------
Richard M. Rosenberg    555 California Street                    Retired Chairman and Chief
                        5th Floor                                Executive Officer,
                        San Francisco, CA  94194                 BankAmerica Corporation
                                                                 and Bank of America NT &
                                                                 SA
-----------------------------------------------------------------------------------------------
O. Temple Sloan, Jr.    Post Office Box 26006                    Chairman, General Parts
                        Raleigh, NC  27611                       Inc.
-----------------------------------------------------------------------------------------------
Meredith R. Spangler    668 Hempstead Place                      Chairman, C.D. Spangler
                        Charlotte, NC  28207-2320                Foundation
-----------------------------------------------------------------------------------------------
A. Michael Spence       Memorial Way, Room 140                   Dean of Graduate School of
                        Stanford, CA                             Business, Stanford
                                                                 University
-----------------------------------------------------------------------------------------------
Ronald Townsend         Gannett Television                       Communications Consultant
                        c/o WTLV-TV12
                        1070 East Adams Street
                        Jacksonville, FL  32202
-----------------------------------------------------------------------------------------------
Solomon Trujillo        1801 California Street                   President and Chief
                        52nd Floor                               Executive Officer, US West
                        Denver, CO 80202                         Communications Group

-----------------------------------------------------------------------------------------------
Jackie M. Ward          5775 Peachtree-Dunwoody Road             President and CEO,
                        Building G, Fourth Floor                 Computer Generation
                        Atlanta, Georgia  30342                  Incorporated
-----------------------------------------------------------------------------------------------
Virgil R. Williams      Post Office Box 105106                   Chairman and CEO,
                        Atlanta, Georgia  30087                  Williams Group
                                                                 International, Inc.
-----------------------------------------------------------------------------------------------
Shirley Young           General Motors Corporation               Vice President,
                        400 Renaissance Center                   General Motors
                        Detroit, Michigan  48265                 Corporation
-----------------------------------------------------------------------------------------------

                            BANKAMERICA CORPORATION

                               EXECUTIVE OFFICERS
                               ------------------

---------------------------------------------------------------------------------
                                                             PRINCIPAL
        NAME                    ADDRESS                      OCCUPATION
---------------------------------------------------------------------------------
Hugh L. McColl, Jr.    BankAmerica Corporation       Chairman and Chief
                       NationsBank Corporate Center  Executive Officer
                       100 N. Tryon
                       Charlotte, NC 28255
---------------------------------------------------------------------------------
James H. Hance, Jr.    BankAmerica Corporation       Vice Chairman and Chief
                       NationsBank Corporate Center  Financial Officer
                       100 N. Tryon
                       Charlotte, NC 28255
---------------------------------------------------------------------------------
Kenneth D. Lewis       BankAmerica Corporation       President, Consumer and
                       NationsBank Corporate Center  Commercial Banking
                       100 N. Tryon
                       Charlotte, NC 28255
---------------------------------------------------------------------------------
Michael J. Murray      BankAmerica Corporation       President, Global
                       555 California Street         Corporate
                       San Francisco, CA  94104      and Investment Banking
---------------------------------------------------------------------------------
Michael E. O'Neill     BankAmerica Corporation       President, Principal
                       555 California Street         Investing and Wealth
                       San Francisco, CA  94104      Management
---------------------------------------------------------------------------------

                         BANK OF AMERICA NATIONAL TRUST
                            AND SAVINGS ASSOCIATION
                             555 California Street
                            San Francisco, CA 94104

                                   DIRECTORS
                                   ---------

---------------------------------------------------------------------------------
           NAME                     ADDRESS                     PRINCIPAL
                                                                OCCUPATION
---------------------------------------------------------------------------------
Hugh L. McColl, Jr.         BankAmerica Corporation   Chairman and Chief
                            NationsBank Corporate     Executive Officer
                            Center
                            100 N. Tryon
                            Charlotte, NC 28255
---------------------------------------------------------------------------------
James H. Hance, Jr.         BankAmerica Corporation   Vice Chairman and Chief
                            NationsBank Corporate     Financial Officer
                            Center
                            100 N. Tryon
                            Charlotte, NC 28255
---------------------------------------------------------------------------------
Kenneth D. Lewis            BankAmerica Corporation   President, Consumer and
                            NationsBank Corporate     Commercial Banking
                            Center
                            100 N. Tryon
                            Charlotte, NC 28255
---------------------------------------------------------------------------------
Michael J. Murray           BankAmerica Corporation   President, Global
                            555 California Street     Corporate and Investment
                            San Francisco, CA  94104  Banking
---------------------------------------------------------------------------------
Michael E. O'Neill          BankAmerica Corporation   President, Principal
                            555 California Street     Investing and Wealth
                            San Francisco, CA  94104  Management
---------------------------------------------------------------------------------
F. William Vandiver, Jr.    BankAmerica Corporation   Risk Management Executive
                            NationsBank Corporate
                            Center
                            100 N. Tryon
                            Charlotte, NC 28255
---------------------------------------------------------------------------------

                  BANK OF AMERICA NATIONAL TRUST AND SAVINGS ASSOCIATION

                              EXECUTIVE OFFICERS
                              ------------------

---------------------------------------------------------------------------------
        NAME                   ADDRESS                PRINCIPAL OCCUPATION
---------------------------------------------------------------------------------
Hugh L. McColl, Jr.    BankAmerica Corporation   Chairman and Chief Executive
                       NationsBank Corporate     Officer
                       Center
                       100 N. Tryon
                       Charlotte, NC 28255
--------------------------------------------------------------------------------
James H. Hance, Jr.    BankAmerica Corporation   Vice Chairman and Chief
                       NationsBank Corporate     Financial Officer
                       Center
                       100 N. Tryon
                       Charlotte, NC 28255
--------------------------------------------------------------------------------
Kenneth D. Lewis       BankAmerica Corporation   President, Consumer and
                       NationsBank Corporate     Commercial Banking
                       Center
                       100 N. Tryon
                       Charlotte, NC 28255
--------------------------------------------------------------------------------
Michael J. Murray      BankAmerica Corporation   President, Global Corporate
                       555 California Street     and Investment Banking
                       San Francisco, CA  94104
--------------------------------------------------------------------------------
Michael E. O'Neill     BankAmerica Corporation   President, Principal
                       555 California Street     Investing and Wealth
                       San Francisco, CA  94104  Management
--------------------------------------------------------------------------------